Exhibit 3.2

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
EPICURE INVESTMENTS, INC.

     The undersigned, being the President, Secretary and Sole Director of Epicure Investments, Inc., pursuant to Chapter 607 of the Florida Business Corporation Act, does hereby certify:

     1.     The name of the Corporation is Epicure Investments, Inc.

     2.     The Articles of Incorporation of Epicure Investments, Inc. were filed with the Secretary of State of the State of Florida on May 13, 1980 under the name Epicure Investments, Inc. Restated Articles of Incorporation were filed with the Secretary of State of the State of Florida on December 20, 2001.

     3.     These Articles of Amendment shall become effective January 1, 2002.

     4.     These Articles of Amendment were approved by the Corporation's board of directors on December 19, 2001 and were approved on December 19, 2001 by written consent of the holders of the Corporation's issued and outstanding shares of stock, having not less than the minimum number of votes necessary to approve and adopt these Articles of Amendment, in accordance with the provisions of Section 607.0704 of the Florida Statutes, and Chapter 607 of the Florida Business Corporation Act.

     5.     Article V of the Restated Articles of Incorporation of the Corporation is hereby amended to add the following language at the end of Article V:

     "3.     Series A Preferred Stock. There is hereby established a series of shares of the authorized preferred stock of the Corporation designated as "Series A Preferred Stock" (the "Series A Preferred Stock"). The designation, amount, rights, preferences and privileges and restrictions granted to or imposed on the Series A Preferred Stock shall be as follows:

            Section 1.  Designation and Amount.  The Preferred Stock created and authorized hereby shall be designated as the "Series A Preferred Stock" (the "Series A Preferred Stock"). The number of shares of Series A Preferred Stock shall be One Hundred Thousand (100,000), par value $.001 per share. The Corporation shall not issue any rights, warrants, options or other securities exercisable for or convertible or exchangeable into shares of Series A Preferred Stock. The number of shares of Series A Preferred Stock may be increased or decreased by resolution of the Board of Directors; provided that no decrease shall reduce the number of shares of such Series A Preferred Stock to a number less than that of the shares of Series A Preferred Stock then outstanding.

           Section 2.  Dividends and Distributions. The shares of Series A Preferred Stock shall not be entitled to receive dividends.

            Section 3.  Voting Rights.

                (a)     With respect to every matter upon which the stockholders shall be entitled to vote, including without limitation actions taken by written consent, and at every annual or special meeting of the stockholders of the Corporation, every holder of Series A Preferred Stock shall be entitled to Four Hundred (400) votes, in person or by proxy, for each share of Series A Preferred Stock standing in such holder's name on the books of the Corporation.

                (b)     Stock Splits; Adjustments. If the Corporation shall in any manner subdivide (by stock split, stock dividend, or otherwise) or combine (by reverse stock split or otherwise) the outstanding shares of Series A Preferred Stock, then the outstanding shares of Series A Preferred Stock shall be subdivided or combined, as the case may be, to the same extent, share and share alike, and effective provision shall be made for the preservation of the voting rights of the Series A Preferred Stock hereunder.

            Section 4.  Liquidation, Dissolution or Winding Up.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential amounts, if any, to which the holders of other series of Preferred Stock, if any, shall be entitled, the holders of all outstanding shares of Common Stock shall be entitled to share ratably in the remaining net assets of the Corporation. The Series A Preferred Stock shall not share ratably in the remaining net assets of the Corporation.

            Section 5.  Re‑acquired Shares.   Any shares of the Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and maybe reissued as part of a new series of Preferred Stock subject to conditions and restrictions on issuance set forth in the Corporations' Certificate of Incorporation, and any certificate of amendment creating a series of Preferred Stock or as otherwise required by law.

            Section 6.  No Conversion.  The shares of Series A Preferred Stock shall not be convertible into any other shares of any other Preferred Stock and/or Common Stock of the Corporation.

            Section 7.   Ranking.  The Series A Preferred Stock shall rank junior to all other classes of stock of the Corporation (including the Common Stock) as to the payment of dividends and distribution of assets, unless the terms of any such classes shall provide otherwise.

            Section 8.   Amendment.  The Certificate of Incorporation shall not be amended in any manner which would alter or change the powers, preferences, or special rights of any shares of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of the Series A Preferred Stock.

            Section 9.   Consolidation, Merger, Etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash or any other property, then, in any such case, the shares of Series A Preferred Stock shall at the same time be similarly exchanged or changed (subject to adjustments as set forth herein) in a manner which preserves the voting rights associated with each share of Series A Preferred Stock in relation to the Common Stock exchanged or changed."

     IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment this 19th day of December, 2001.

/s/ Casimir Jaszewski Casimir Jaszewski, President, Secretary and Sole Director